July 31, 2024

Avi S. Katz
Chief Executive Officer
GigCapital7 Corp.
1731 Embarcadero Rd., Suite 200
Palo Alto, CA 94303

       Re: GigCapital7 Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 10, 2024
           File No. 333-280015
Dear Avi S. Katz:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 4, 2024, letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1 and your revised disclosures regarding the similarities and differences in interests between public shareholders and non-managing investors. Please revise your cover page to reflect these interests.
2. We note your statement that none of the non-managing investors has any obligation to vote any of their public shares in favor of your initial business combination. We also note your revised disclosure on page 40, and elsewhere in your prospectus, that your initial shareholders have agreed to vote in favor of the initial business combination, and that your defined term for "initial shareholders" includes the holders of your private placement shares. Please revise to reconcile.
 July 31, 2024
Page 2

Summary
Conflicts of Interest, page 35

3. We note your response to prior comment 3. We also note your risk factor on page 48. As previously stated, please balance your disclosures by also expanding your discussion here to address the high level of competition you may face in pursuing business combination transaction candidates, which may negatively impact the acquisition terms you are able to negotiate. Also further revise your disclosures to clarify that UpHealth is traded on OTC
       Pink, and update your disclosures regarding the OTC status of Lightning eMotors.
Risks
Summary of Risk Factors, page 40

4. We acknowledge your revised disclosures in response to prior comment 2. Please add disclosure on page 40 to specifically discuss the risks related to the ownership by the non-
       managing investors, including risks related to the potential limited public float, and the resulting consequences. Also specifically explain that the initial shareholders will collectively hold 40% of the outstanding ordinary shares upon completion of the offering, assuming that none of the initial shareholders purchase public units, and also specifically state the amount they will hold assuming that the non-managing investors purchase 99%
       of the public units. Please correspondingly revise similar disclosures elsewhere in your prospectus so that your disclosures are consistently clear regarding the potential holdings of the initial shareholders, which you define to include the non-managing investors. For example, we note that your discussion in the last risk factor on page 63 does not clearly disclose the potential purchase of up to 99% of the public units by the non-managing investors because you only state that your initial shareholders "could" determine to make purchases "in the future." Also, in your Principal Shareholders section, revise to also include disclosure regarding the potential purchase by the non-managing investors of 99%
       of your public units.
Risk Factors
If we seek shareholder approval of our initial business combination. . ., page
43

5. We note your response to prior comment 6 and note your disclosure that the non-
       managing investors "will potentially have different interests than our other public shareholders in approving our initial business combination." Please further revise to explain these different interests or include specific cross-references. In addition, in your discussion of the shareholder approval needed if a special resolution is required, please expand your discussion to discuss how many public shares may be needed. Our management team and our Sponsor may make a profit. . ., page 65

6. We refer to your revised disclosure in this risk factor. Please further revise this risk factor to also reference the non-managing investors in the heading. In addition, please add a specific discussion regarding the non-managing investors' purchase price of the private placement securities, similar to your discussion for the Sponsor.
 July 31, 2024
Page 3

Use of Proceeds, page 95

7. We note your revised disclosure indicating that the underwriter is reimbursing you for certain expenses, which is equivalent to half of the compensation to be received by the underwriter. Please disclose what consideration you, the sponsor, or any of your or the sponsor's affiliates are giving to the underwriters in exchange for this payment, or advise.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jeffrey C. Selman, Esq.